August 5, 2025

Via Edgar Transmission

Ms. Catherine De Lorenzo / Ms. Pam Howell

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

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Re:	KWF Group Holding Limited Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 9, 2025 CIK No. 0002068224

Dear Ms. Lorenzo / Ms. Howell:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 21,2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amended Draft Registration Statement submitted July 9, 2025 Business, page 70

1.	We note the revisions made in response to prior comment 2 and reissue the comment. Please revise to provide more fulsome details regarding the specific public projects described on page 72. For example, please describe the material terms of each individual contract including the term length (multi-year, one year, etc.), specific details of the infrastructure developments and other services provided, and any material provisions or conditions that may affect the completion of the project.

Response: We note the Staff’s comment and respectfully advise that we have revised page 72 to disclose the material terms of each individual contract including duration, scope of works and material provisions that may affect the completion of the projects.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com